Exhibit (l)

HSBC CHINA DRAGON FUND
Annual Report 2011

HSBC
Global Asset Management

Contents

Page(s)

Manager’s report	1

Trustee’s report	2

Independent auditor’s report to the unitholders	3

Statement of assets and liabilities	4

Statement of comprehensive income	5

Statement of changes in equity	6

Cash flow statement	7

Notes to the financial statements	8

Investment portfolio	23

Statement of movements in portfolio holdings	26

Performance table	26

Administration and management	27

Manager’s report

Review

The MSCI China Index ended the period of review higher than it started after recovering from earlier losses, while the MSCI China A Index fell in terms of RMB over the period.

The China market remained concerned about a slowdown in economic activities, as the central bank continued to tighten measures to curb loan growth and control inflation as food prices surged. The government also tightened property measures to control prices and address speculation. In addition, external factors affected investor sentiment as civil tension in the Middle East and North Africa escalated, exerting upward pressure on the oil price and worsening the inflation outlook. The earthquake and tsunami in Japan also added risk to the growth outlook.

Outlook

The near-term performance of China’s equity market is likely to be determined by the magnitude of monetary tightening. Curbing inflationary pressure and overheating in the property market are top of the political agenda. Striking a balance between maintaining growth and curbing inflation remains the focus of the policy.

But as previous measures take effect, concerns are likely to ease in the coming months. And as inflation is expected to peak in the second quarter, the China market is likely to perform better in the second half of the year.

Investor sentiment may also draw comfort from the policy direction of the 12th Five-Year Plan, which was approved at the National People’s Congress meeting in March 2011. The major focus of the plan is to promote domestic consumption, encourage urbanisation and increase investment in technology upgrades, renewable energy and social services. The pro-growth policies will boost domestic spending and create attractive investment opportunities across numerous sectors. The fund favours sectors that can benefit from the 12th Five-Year Plan, such as high-end consumption, renewable energy and selected domestic commodities. The savings rate in China has gone up gradually over the past 10 years and this will benefit discretionary spending in China. China is going to reduce energy consumption by 17% per unit of GDP over the next five years, which will increase the use of alternative energy.

China market valuations have fallen to relatively attractive levels following the recent correction, and the 2011 earnings growth estimates remain positive. Surprise positive earnings in selected sectors should help drive market performance.

Overall, China’s GDP is expected to continue to increase, driven by robust consumption and investment growth.

All told, once tightening overhangs are removed, investors could be attracted to laggard markets such as China, which is one of the cheapest in Asia, and which is trading at a 12-month forward price-to-earnings ratio of around 11.2x*.

* Source: I/B/E/S. MSCI, J.P. Morgan estimates, data as at 31 March 2011.

For and on behalf of

HSBC Global Asset Management (Hong Kong) Limited

31 August 2011

Trustee’s report to the unitholders of HSBC China Dragon Fund

We hereby confirm that, in our opinion, the Manager has in all material respects, managed HSBC China Dragon Fund (“the Fund”) in accordance with the provisions of the Trust Deed dated 20 June 2007, as amended, for the year ended 31 March 2011.

)
)
Amy P C FUNG	)	For and on behalf of
Bertha M H TAM	)	HSBC Institutional Trust Services (Asia) Limited
)
)

18 July 2011

Independent auditor’s report to the unitholders of HSBC China Dragon Fund

We have audited the financial statements of HSBC China Dragon Fund (“the Fund”) set out on pages 4 to 22, which comprise the statement of assets and liabilities as at 31 March 2011, the statement of comprehensive income, the statement of changes in equity and the cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory information.

Manager’s and Trustee’s responsibilities for the financial statements

The Manager and the Trustee are responsible for the preparation of financial statements that give a true and fair view in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and for such internal control as the Manager and the Trustee determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In addition, the Manager and the Trustee also have responsibility to ensure that the financial statements comply with the relevant disclosure provisions of the Trust Deed, as amended, and the relevant disclosure requirements set out in Appendix E to the Hong Kong Code on Unit Trusts and Mutual Funds issued by the Hong Kong Securities and Futures Commission (“the Code”).

Auditor’s responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. This report is made solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation of the financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Manager and the Trustee, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements give a true and fair view of the financial position of the Fund as at 31 March 2011 and of its transactions and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards.

Report on disclosure requirements under the Code

We report that the financial statements have been properly prepared in accordance with the relevant disclosure provisions of the Trust Deed, as amended, and the relevant disclosure requirements set out in the Code.

Certified Public Accountants

8th Floor, Prince’s Building

10 Chater Road

Central, Hong Kong

18 July 2011

Statement of assets and liabilities

As at 31 March 2011

	Note	2011	2010
		HK$	HK$
Assets

Investments at fair value through profit or loss	6, 12	3,453,504,294	3,307,881,739
Amounts receivable on sale of investments		5,066,276	29,317,482
Dividend and other receivables		3,968,484	3,203,192
Cash and cash equivalents	7(d)	176,971,669	165,431,204

Total assets		3,639,510,723	3,505,833,617

Liabilities

Taxation	5	89,975,009	55,236,173
Amounts payable on purchases of investments		24,110,354	41,686,016
Accrued expenses and other payables	7(a),(b) & (c)	5,320,459	5,466,435

Total liabilities		119,405,822	102,388,624

Net assets attributable to unitholders		3,520,104,901	3,403,444,993

Representing:
Total equity		3,520,104,901	3,403,444,993

Number of units in issue	9	357,034,000	371,910,000

Net asset value per unit		9.86	9.15

Approved and authorised for issue by the Trustee and the Manager on 18 July 2011

)
Amy P C FUNG	)	For and on behalf of
Bertha M H TAM	)	HSBC Institutional Trust Services (Asia) Limited, Trustee
)
)

)
KOO Julie J	)	For and on behalf of
LAM Po Yee	)	HSBC Global Asset Management (Hong Kong) Limited
)
)

The notes on pages 8 to 22 form part of these financial statements.

Statement of comprehensive income

For the year ended 31 March 2011

	Note	2011	2010
		HK$	HK$

Dividend income		50,843,911	44,118,283
Interest income on deposits	3,7(d)	1,687,623	674,088
Net gains from investments	4	298,491,756	1,183,373,551
Net foreign exchange gain		2,775,079	6,775
Other income		—	27

Net investment gain		353,798,369	1,228,172,724

Expenses

Management fees	7(a)	(50,146,299)	(46,834,474)
Transaction costs	7(e)	(25,499,538)	(23,501,050)
Trustee’s fees	7(b)	(3,561,487)	(3,340,698)
Custodian fees	7(c)	(2,114,746)	(1,842,072)
Auditor’s remuneration		(445,600)	(400,450)
Other operating expenses		(1,321,499)	(1,806,186)

Operating expenses		(83,089,169)	(77,724,930)

Profit before taxation		270,709,200	1,150,447,794

Taxation	5	(37,018,362)	(28,956,233)

Increase in net assets attributable to unitholders and total comprehensive income for the year		233,690,838	1,121,491,561

The notes on pages 8 to 22 form part of these financial statements.

Statement of changes in equity

For the year ended 31 March 2011

	Note	2011	2010
		HK$	HK$

Balance at the beginning of the year		3,403,444,993	2,281,953,432

Increase in net assets attributable to unitholders and total comprehensive income for the year		233,690,838	1,121,491,561
Repurchase of units during the year	10	(117,030,930)	—

Balance at the end of the year		3,520,104,901	3,403,444,993

The notes on pages 8 to 22 form part of these financial statements.

Cash flow statement

For the year ended 31 March 2011

	2011	2010
	HK$	HK$
Operating activities

Interest income received	1,687,623	674,088
Dividend income received	50,184,132	43,318,803
Management fees paid	(50,250,773)	(45,116,955)
Trustee’s fees paid	(3,568,758)	(3,225,930)
Transaction costs paid	(25,499,538)	(23,501,050)
Other operating expenses paid	(10,137,808)	(8,205,826)

Net cash used in operating activities	(37,585,122)	(36,056,870)

Investing activities

Other income received	—	27
Proceeds from sales of investments	5,374,640,272	4,656,755,444
Payments for purchases of investments	(5,215,095,527)	(4,541,459,541)

Net cash generated from investing activities	159,544,745	115,295,930

Financing activities

Payments on repurchase of units	(117,030,930)	—

Net cash used in financing activities	(117,030,930)	—

Net increase in cash and cash equivalents	4,928,693	79,239,060

Cash and cash equivalents at the beginning of the year	165,431,204	85,811,063

Effect of foreign exchange rates changes	6,611,772	381,081

Cash and cash equivalents at the end of the year	176,971,669	165,431,204

The notes on pages 8 to 22 form part of these financial statements.

Notes to the financial statements

For the year ended 31 March 2011

1        Background

HSBC China Dragon Fund (“the Fund”) is a closed-ended unit trust governed by its Trust Deed dated 20 June 2007 (“the Trust Deed”), as amended. The Fund is authorized by the Hong Kong Securities and Futures Commission (“the SFC”) under Section 104(1) of the Hong Kong Securities and Futures Ordinance (“HKSFO”). The Fund is also listed on The Stock Exchange of Hong Kong Limited (“the Stock Exchange”) (a subsidiary of the Hong Kong Exchanges and Clearing Limited). The period fixed for the duration of the Fund is eighty years after the date of inception.

The investment objective of the Fund is to achieve long-term capital growth by investing primarily in listed companies established or operating in the People’s Republic of China (“PRC”) or listed companies that are positioned to benefit from the strong economic growth potential and promising investment opportunities in the PRC, including but not limited to A Shares, B Shares, H Shares and shares issued by Red Chip Companies and other companies which carry out a significant proportion of their business activities in the PRC.

Under the prevailing regulations in the PRC, foreign investors can invest in the PRC A-Share market through institutions that have obtained qualified foreign institutional investor (“QFII”) status in the PRC. The Fund itself is not a QFII, but may invest directly in A Shares via the US$200 million QFII investment quota obtained by HSBC Global Asset Management (Hong Kong) Limited (“ the Manager”).

Pursuant to the general meeting held on 17 November 2009, an extraordinary resolution was passed to enable the Manager during the relevant period, as defined below, to repurchase units, not more than 10% of the aggregate number of units in issue. The repurchase is subject to and in accordance with the Trust Deed, the laws of Hong Kong, the Code on Unit Trusts and Mutual Funds and the guidelines issued by the SFC.

The relevant period means the period from the date of the passing of this extraordinary resolution until the earlier of:

(i)                    the expiration of 12 months following the passing of this extraordinary resolution; or

(ii)                  the passing of an ordinary resolution by the holders of the Fund in general meeting revoking or varying the authority given to the Manager by this extraordinary resolution.

A general meeting was held on 11 October 2010 and a resolution was passed to approve the renewal of the previous repurchase mandate until the earlier of:

(i)                    the expiration of 12 months following the passing of this resolution; or

(ii)                  the passing of this resolution by the holders of the Fund in general meeting revoking or varying the authority given to the Manager by this resolution.

There was repurchase of units by the Manager during the year.

2                         Significant accounting policies

(a)                   Statement of compliance

The financial statements of the Fund have been prepared in accordance with all applicable Hong Kong Financial Reporting Standards (“HKFRSs”), which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards (“HKASs”) and Interpretations issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”), accounting principles generally accepted in Hong Kong, the relevant disclosure provisions of the Trust Deed, as amended, and the relevant disclosure requirements of the Hong Kong Code on Unit Trusts and Mutual Funds issued by the SFC. A summary of the significant accounting policies adopted by the Fund is set out below.

Notes to the financial statements

For the year ended 31 March 2011

2                         Significant accounting policies (continued)

(a)                Statement of compliance (continued)

The HKICPA has issued certain new and revised HKFRSs that are first effective or available for early adoption for the current accounting period of the Fund. There have been no significant changes in accounting policies resulting from initial application of these developments to the extent that they are relevant to the Fund for the current and prior accounting periods reflected in these financial statements.

The Fund has not applied any new standard or interpretation that is not yet effective for the current accounting period (see note 14).

(b)                Basis of preparation of the financial statements

The functional and presentation currency of the Fund is Hong Kong dollars reflecting the fact that the units of the Fund are issued in Hong Kong dollars.

The measurement basis used in the preparation of the financial statements is the historical cost basis except that investments are stated at their fair value as explained in the accounting policies set out below.

The preparation of financial statements in conformity with HKFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

(c)                 Financial instruments

(i)                     Classification

All of the Fund’s investments are classified as financial assets at fair value through profit or loss. This category comprises financial instruments held for trading, which are instruments that the Fund has acquired principally for the purpose of short-term profit-taking. These include investments in equities.

Financial assets that are classified as receivables include amount receivable on sale of investments and dividend and other receivables.

Financial liabilities that are not at fair value through profit or loss include amounts payable on purchases of investments, accrued expenses and other payables.

(ii)                  Recognition

The Fund recognises financial assets and financial liabilities on the date it becomes a party to the contractual provisions of the instruments.

A regular way purchase or sale of financial assets and financial liabilities is recognised using trade date accounting. From this date, any gains and losses arising from changes in fair value of the financial assets or financial liabilities are recorded.

Financial liabilities are not recognised unless one of the parties has performed their obligations under the contract or the contract is a derivative contract not exempted from the scope of HKAS 39.

Notes to the financial statements

For the year ended 31 March 2011

2                         Significant accounting policies (continued)

(c)                 Financial instruments (continued)

(iii)               Measurement

Financial instruments are measured initially at fair value (transaction price). Transaction costs on financial assets and financial liabilities at fair value through profit or loss are expensed immediately, while on other financial instruments they are amortised.

Subsequent to initial recognition, all instruments classified at fair value through profit or loss are measured at fair value with changes in their fair values recognised in profit or loss.

Financial assets classified as receivables are carried at amortised cost using the effective interest method less impairment loss, if any.

Financial liabilities, other than those at fair value through profit or loss, are measured at amortised cost using the effective interest method.

(iv)              Fair value measurement principles

The fair value of financial instruments is based on their quoted market prices at the date of the statement of assets and liabilities without any deduction for estimated future selling costs. Financial assets are priced at current bid prices, while financial liabilities are priced at current asking prices.

If a quoted market price is not available on a recognised stock exchange, the fair value of the instrument is estimated using valuation techniques, including use of recent arm’s length market transactions, reference to the current fair value of another instrument that is substantially the same, discounted cash flow techniques or any other valuation technique that provides a reliable estimate of prices obtained in actual market transactions.

Net gain from investments is included in profit or loss.

(v)                 Impairment

Financial assets that are stated at cost or amortised cost are reviewed at each date of the statement of assets and liabilities to determine whether there is objective evidence of impairment. If any such indication exists, an impairment loss is recognised in the profit or loss as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s effective interest rate.

If in a subsequent period the amount of an impairment loss recognised on a financial asset carried at amortised cost decreases and the decrease can be linked objectively to an event occurring after the write-down, the writedown is reversed through profit or loss.

(vi)              Derecognition

The Fund derecognises a financial asset when the contractual rights to receive the cash flows from the financial asset expire, or where the financial asset together with substantially all the risks and rewards of ownership have been transferred.

Assets held for trading that are sold are derecognised and corresponding receivables from the brokers are recognised as of the date the Fund commits to sell the assets.

A financial liability is derecognised when the obligation specified in the contract is discharged, cancelled or expired.

The Fund uses the weighted average method to determine realised gains and losses to be recognised in profit or loss on derecognition.

Notes to the financial statements

For the year ended 31 March 2011

2                         Significant accounting policies (continued)

(c)                 Financial instruments (continued)

(vii)           Offsetting

Financial assets and liabilities are offset and the net amount is reported in the statement of assets and liabilities when the Fund has a legally enforceable right to set off the recognised amounts and the transactions are intended to be settled on a net basis, or simultaneously, e.g. through a market clearing mechanism.

(viii)        Cash and cash equivalents

Cash and cash equivalents comprise deposits with banks. Cash equivalents are short-term highly liquid investments that are readily convertible to known amounts of cash, are subject to an insignificant risk of changes in value, and are held for the purpose of meeting short-term cash commitments rather than for investment or other purposes.

(d)                Revenue recognition

Provided it is probable that the economic benefits will flow to the Fund and the revenue and costs if applicable, can be measured reliably, revenue is recognised in profit or loss as follows:

Interest income

Interest income is recognised in profit or loss as it accrues, using the effective interest method. Interest income on bank deposits is disclosed separately on the face of the statement of comprehensive income.

Dividend income

Dividend income from listed investments is recognised when the share price of the investment goes ex-dividend. Dividends from other investments are recognised in profit or loss as dividend income when declared.

In some cases, the Fund may receive or choose to receive dividends in the form of additional shares rather than cash. In such cases, the Fund recognises the dividend income for the amount of the equivalent cash dividends with the corresponding debit treated as an additional investment.

(e)                 Expenses

All expenses are recognised in profit or loss on an accruals basis.

(f)                   Taxation

Taxation comprises current tax and deferred tax. Current tax and movements in deferred tax assets and liabilities are recognised in profit or loss.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the date of the statement of assets and liabilities.

Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases.

Apart from certain limited exceptions, all deferred tax liabilities, and all deferred tax assets to the extent that is probable that future taxable profits will be available against which the asset can be utilised, are recognised.

Notes to the financial statements

For the year ended 31 March 2011

2                         Significant accounting policies (continued)

(g)                Translation of foreign currency

Foreign currency transactions during the year are translated into Hong Kong dollars at the foreign exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into Hong Kong dollars at the foreign exchange rates ruling at the date of the statement of assets and liabilities. Exchange gains and losses are recognised in profit or loss.

(h)                Related parties

For the purposes of these financial statements, a party is considered to be related to the Fund if:

(i)                     the party has the ability, directly or indirectly, through one or more intermediaries, to control the Fund or exercise significant influence over the Fund in making financial and operating policy decisions, or has joint control over the Fund;

(ii)                  the Fund and the party are subject to common control;

(iii)               the party is an associate of the Fund;

(iv)              the party is a member of key management personnel of the Fund or the Fund’s parent, or a close family member of such an individual, or is an entity under the control, joint control or significant influence of such individuals; or

(v)                 the party is a close family member of a party referred to in (i) or is an entity under the control, joint control or significant influence of such individuals.

Close family members of an individual are those family members who may be expected to influence, or be influenced by, that individual in their dealings with the Fund.

(i)                   Foreign exchange gains and losses

Foreign exchange gains and losses on financial assets and financial liabilities at fair value through profit or loss are recognised together with other changes in the fair value. Included in the profit or loss line item “net foreign exchange gain” is net foreign exchange gain on monetary financial assets and financial liabilities other than those classified at fair value through profit or loss.

(j)                   Units in issue

The Fund classifies financial instruments issued as financial liabilities or equity instruments in accordance with the substance of the contractual terms of the instruments.

The Fund has one class of units in issue which is not redeemable by the unitholders. Upon termination of the Fund, the unitholders are entitled to all net cash proceeds derived from the sale or realisation of the assets of the Fund less any liabilities, in accordance with their proportionate interest in the Fund at the date of termination. The units are classified as equity in accordance with HKAS 32.

(k)                Segment reporting

An operating segment is a component of the Fund that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relates to transactions with any of the Fund’s other components, whose operating results are reviewed regularly by the chief operating decision maker to make decisions about resources allocated to the segment and assess its performance, and for which discrete financial information is available. Segment results that are reported to the chief operating decision maker include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. The chief operating decision maker of the Fund is identified as the Manager, HSBC Global Asset Management (Hong Kong) Limited.

Notes to the financial statements

For the year ended 31 March 2011

3                         Interest income on deposits

The Fund earned all its interest income from cash and cash equivalents.

4                         Net gains from investments

	2011	2010
	HK$	HK$

Net gains from investments
– Realised gains	342,655,459	435,539,578
– Unrealised (losses)/gains	(44,163,703)	747,833,973

	298,491,756	1,183,373,551

Gains and losses presented above exclude dividend income.

5                         Taxation

No provision for Hong Kong Profits Tax has been made in the financial statements as the Fund is exempted from taxation under section 26A (1A) of the Hong Kong Inland Revenue Ordinance.

Under the current general provisions of the PRC Corporate Income Tax Law and published tax circulars, the Fund would be subject to PRC withholding tax at the rate of 10% in respect of its PRC sourced income earned, including capital gains realised on the sale of PRC listed companies, dividend income derived from PRC listed companies and interest income earned in respect of PRC bank deposits and corporate bonds. This withholding taxation basis should apply as it is intended that the Fund would be managed and operated in such a manner that it would not be considered a tax resident enterprise in China or otherwise as having a taxable permanent establishment in the PRC. The 10% withholding tax rate may be further reduced under an applicable tax treaty which the PRC has entered into with the jurisdiction in which the beneficial owner of the relevant income is a resident. However, in the Fund’s case, as the beneficial owners of the Fund may be difficult to identify precisely to the satisfaction of the PRC tax authorities, any preferential tax treatment under an applicable tax treaty/tax arrangement would unlikely to be applied. On this basis, the 10% withholding tax rate would likely to be applicable in respect of the Fund’s PRC sourced income.

The Offering Circular of the Fund gives the Manager the right to provide for withholding tax on such gains or income and withhold the tax for the account of the Fund. On the basis of the available information, the Manager has determined that it is appropriate to provide for PRC taxation at the withholding tax rate of 10% on realised gains on A-shares, dividend income from A, B and H-shares and interest income from PRC bank deposits and corporate bonds in the financial statements. The Fund has not recognised deferred tax liabilities in respect of unrealized gains on A-shares amounting to $12,265,403 for the year ended 31 March 2011 (2010: $19,543,068) as the Manager considers the amount to be insignificant to the Fund.

Taxation in the statement of comprehensive income represents current tax provision for the year:

	2011	2010
	HK$	HK$

PRC dividend and interest income withholding tax	5,901,815	4,400,383
PRC capital gains tax	31,116,547	24,555,850

	37,018,362	28,956,233

Notes to the financial statements

For the year ended 31 March 2011

5                         Taxation (continued)

Taxation in the statement of assets and liabilities represents:

	2011	2010
	HK$	HK$

PRC withholding tax provision relating to prior year	55,236,173	30,104,377
PRC withholding tax provision for the year	37,018,362	28,956,233
Payment of PRC withholding tax	(5,117,293)	(3,961,642)
Effect of foreign exchange	2,837,767	137,205

	89,975,009	55,236,173

6                         Investments at fair value through profit or loss

	2011	2010
	HK$	HK$

Listed equity securities
– in Hong Kong	1,815,268,818	1,763,848,759
– outside Hong Kong	1,638,235,476	1,544,032,980

	3,453,504,294	3,307,881,739

7                         Related party transactions

The following is a summary of transactions with related parties for the year. All such transactions were entered into in the ordinary course of business and on normal commercial terms.

(a)                 Management fees

The fee payable to the Manager is calculated at the rate of 1.5% per annum of the net asset value of the Fund payable monthly in arrears. Any fees payable to the Investment Adviser should be borne by the Manager. The management fee charged to the Fund in respect of the year and payable at the end of the year amounted to $50,146,299 (2010: $46,834,474) and $4,427,689 (2010: $4,532,163) respectively.

The Fund has invested directly in A Shares via the US$200 million QFII investment quota obtained by the Manager.

(b)                 Trustee’s fees

The fee payable to the Trustee is calculated at the rate of 0.125% per annum for the first $390 million of the net asset value, and 0.1% per annum thereafter. The trustee fee is accrued daily and payable in arrears on a monthly basis. The trustee fee charged to the Fund in respect of the year and payable at the end of the year amounted to $3,561,487 (2010: $3,340,698) and $347,836 (2010: $355,107) respectively.

(c)                  Custodian fees

The custodian fee is calculated at the rate of 0.1% per annum of the net asset value of the assets held by the QFII custodian as determined by the QFII custodian (based on the actual number of calendar days in a year). The custodian fee charged to the Fund in respect of the year and payable at the end of the year amounted to $2,114,746 (2010: $1,842,072) and $20,748 (2010: $24,884) respectively.

Notes to the financial statements

For the year ended 31 March 2011

7                         Related party transactions (continued)

(d)                 Bank balances

Bank balances are maintained with the Trustee. The bank balances held with the Trustee as at 31 March 2011 amounted to $176,971,669 (2010: $165,431,204). During the year, interest earned on the above bank balances was $1,687,623 (2010: $674,088).

(e)                  In its purchases and sales of investments, the Fund utilises the brokerage services of The Hongkong and Shanghai Banking Corporation Limited. Details of transactions effected through this company are as follows:

	2011	2010
	HK$	HK$

Commission paid for the year	366,859	397,798
Average rate of commission	0.11%	0.21%
Total aggregate value of such transactions for the year	337,831,037	185,024,245
Percentage of such transactions in value to total transactions for the year	3.19%	2.03%

8                         Soft dollar practices

The Manager, the Investment Adviser or any of its connected persons may effect transactions by or through the agency of another person (or person connected with him) with whom it has an arrangement under which that party will from time to time provide it with or procure for it goods, services or other benefits (such as research and advisory services, portfolio analysis or computer hardware and software incidental to such goods or services) the nature of which is such that their provision is of demonstrable benefit to the unitholders as a whole and for which no direct payment is made but instead the Manager, the Investment Adviser or any of its connected persons undertake to place business with that party. For the avoidance of doubt, such goods and services do not include travel, accommodation, entertainment, general administrative goods or services, general office equipment or premises, membership fees, employee salaries or direct money payments.

9                         Units in issue

	2011	2010

Number of units in issue brought forward	371,910,000	371,910,000
Units repurchased during the year	(14,876,000)	—

Number of units in issue carried forward	357,034,000	371,910,000

The Fund is a closed-ended unit trust. Apart from repurchase of own units, it did not have subscription and redemption of units during the year.

10                  Repurchase of units

During the year, the Fund repurchased 14,876,000 of its own units at a total amount of $117,030,930 on the Stock Exchange. The repurchased units were then cancelled and accordingly the equity of the Fund was reduced by the nominal value of these units.

Notes to the financial statements

For the year ended 31 March 2011

11                  Financial instruments and associated risks

The Fund maintains investment portfolio in a variety of listed financial instruments as dictated by its investment management strategy. The investment objective of the Fund is to achieve long-term capital growth by investing primarily in listed companies established or operating in the PRC or listed companies that are positioned to benefit from the strong economic growth potential and promising investment opportunities in the PRC, including but not limited to A Shares, B Shares, H Shares and shares issued by Red Chip Companies and other companies which carry out a significant proportion of their business activities in the PRC. The risk exposures inherent in the Fund as at 31 March 2011 are summarised below. Details of such investments held as at 31 March 2011 are shown in the investment portfolio.

The Fund’s investing activities expose it to various types of risks that are associated with the financial instruments and markets in which it invests. The Manager and the Trustee have set out below the most important types of financial risks inherent in each type of financial instruments. The Manager and the Trustee would like to highlight that the following list of associated risks only sets out some of the risks but does not purport to constitute an exhaustive list of all the risks inherent in an investment in the Fund. Investors should note that additional information in respect of risks associated with investment in the Fund can be found in the Fund’s offering document.

During the year, the Manager invested in financial instruments which the Manager considered are commensurate with the risk level of the Fund in accordance with its investment objective.

The nature and extent of the financial instruments outstanding at the date of the statement of assets and liabilities and the risk management policies employed by the Fund are discussed below.

(a)                 Market risk

(i)                     Price risk

Price risk is the risk that value of the instrument will fluctuate as a result of changes in market prices, whether caused by factors specific to an individual investment, its issuer or all factors affecting all instruments traded in the market.

The Fund is exposed to price risk arising from changes in market price of equity instruments. Price risk is managed by investments across different industries in accordance with the investment objective of the Fund.

Price sensitivity

The impact on a 5% increase in value of the investments at 31 March 2011, with all other variables held constant, is shown below. An equal change in the opposite direction would have reduced the net assets attributable to unitholders by an equal but opposite amount. The analysis is performed on the same basis for 2010.

	2011			2010
			Effect on			Effect on
			net assets			net assets
	% of	Change	attributable	% of	Change	attributable
	total net	in equity	to the	total net	in equity	to the
	assets	price	unitholders	assets	price	unitholders
		%	HK$		%	HK$

Investment assets

Listed equity investments:
– in Hong Kong	51.57	5	90,763,441	51.83	5	88,192,438
– outside Hong Kong	46.54	5	81,911,774	45.36	5	77,201,649

	98.11		172,675,215	97.19		165,394,087

Notes to the financial statements

For the year ended 31 March 2011

11                  Financial instruments and associated risks (continued)

(a)                 Market risk (continued)

(ii)                  Interest rate risk

Interest rate risk arises from change in interest rates which may inversely affect the value of debt securities and therefore result in a potential gain or loss to the Fund. The Fund’s interest rate risk is managed on an ongoing basis by the Manager in accordance with policies and procedures in place.

The following table indicates the expected next repricing dates (or maturity dates whichever are earlier) for interest bearing assets and liabilities at the date of statement of assets and liabilities.

	2011
	1 year or less	Non-interest bearing	Total
	HK$	HK$	HK$

Assets

Investments at fair value through profit or loss	—	3,453,504,294	3,453,504,294
Amount receivable on sale of investments	—	5,066,276	5,066,276
Dividend and other receivables	—	3,968,484	3,968,484
Cash and cash equivalents	157,334,302	19,637,367	176,971,669

Total assets	157,334,302	3,482,176,421	3,639,510,723

Liabilities

Taxation	—	(89,975,009)	(89,975,009)
Amounts payable on purchases of investments	—	(24,110,354)	(24,110,354)
Accrued expenses and other payables	—	(5,320,459)	(5,320,459)

Total liabilities	—	(119,405,822)	(119,405,822)

Total interest sensitivity gap	157,334,302

Notes to the financial statements

For the year ended 31 March 2011

11                  Financial instruments and associated risks (continued)

(a)                 Market risk (continued)

(ii)                  Interest rate risk (continued)

	2010
	1 year or less	Non-interest bearing	Total
	HK$	HK$	HK$

Assets

Investments at fair value through profit or loss	—	3,307,881,739	3,307,881,739
Amount receivable on sale of investments	—	29,317,482	29,317,482
Dividend and other receivables	—	3,203,192	3,203,192
Cash and cash equivalents	117,155,914	48,275,290	165,431,204

Total assets	117,155,914	3,388,677,703	3,505,833,617

Liabilities

Taxation	—	(55,236,173)	(55,236,173)
Amounts payable on purchases of investments	—	(41,686,016)	(41,686,016)
Accrued expenses and other payables	—	(5,466,435)	(5,466,435)

Total liabilities	—	(102,388,624)	(102,388,624)

Total interest sensitivity gap	117,155,914

Interest rate sensitivity

Assuming all other factors unchanged, an increase of 50 basis points in interest rates as at the date of the statement of assets and liabilities, the net assets attributable to the unitholders and changes in net assets attributable to unitholders would have increased by $786,672 (2010: $585,780); an equal change in the opposite direction would have reduced the net asset attributable to unitholders by an equal amount. The analysis is performed on the same basis for 2010.

(iii)               Currency risk

The Fund may invest in financial investments and enter into transactions denominated in currencies other than its functional currency. Consequently, the Fund is exposed to risks that the exchange rate of its functional currency relative to other foreign currencies may change in a manner that has an adverse effect on the value of that portion of the Fund’s assets or liabilities denominated in currencies other than the Hong Kong dollars (“HKD”).

The fluctuations in the rate of exchange between the currency in which the asset or liability is denominated and the functional currency could result in an appreciation or depreciation in the fair value of that asset or liability. The Manager may attempt to mitigate this risk by using financial derivative instruments.

In accordance with the Fund’s policy, the Manager monitors the Fund’s currency exposure on an ongoing basis.

Notes to the financial statements

For the year ended 31 March 2011

11                  Financial instruments and associated risks (continued)

(a)                Market risk (continued)

(iii)               Currency risk (continued)

At the date of statement of assets and liabilities the Fund had the following exposure:

	Assets	Liabilities	Net exposure
	HK$	HK$	HK$

31 March 2011

Renminbi	1,758,180,044	(90,212,495)	1,667,967,549
United States dollar	25,644,363	(20,748)	25,623,615

	1,783,824,407	(90,233,243)	1,693,591,164
31 March 2010

Renminbi	1,651,623,773	(55,463,672)	1,596,160,101
United States dollar	35,156,225	(32,959)	35,123,266

	1,686,779,998	(55,496,631)	1,631,283,367

Amounts in the above table are based on the carrying value of the assets and liabilities.

Currency sensitivity

As the HKD is pegged to the United States dollar (“USD”), the Fund does not expect any significant movements in USD/HKD exchange rate. At 31 March 2011, had the HKD strengthened by 5% in relation to the above currencies except for USD, with all other variables held constant, net assets attributable to unitholders would have decreased by the amounts shown in the following table.

HK$

31 March 2011

Renminbi	83,398,377

Total	83,398,377

31 March 2010

Renminbi	79,808,005

Total	79,808,005

A 5% weakening of the HKD against the above currencies would have resulted in an equal but opposite effect on the basis that all other variables remain constant.

Notes to the financial statements

For the year ended 31 March 2011

11                  Financial instruments and associated risks (continued)

(b)                 Credit risk

Credit risk is the risk that a counterparty to a financial instrument will fail to discharge an obligation or commitment that it has entered into with the Fund. The Fund’s exposure to credit risk is monitored by the Manager on an ongoing basis. At 31 March 2011, all the Fund’s financial assets were exposed to credit risk.

Credit risk arising on transactions with brokers relates to transactions awaiting settlement. Risk relating to unsettled transactions is considered small due to the short settlement period involved and the high credit quality of the brokers used.

Substantially all of the assets of the Fund are held by the Trustee or Bank of Communications Co., Ltd (the “QFII Custodian”). Bankruptcy or insolvency of the Trustee or the QFII Custodian may cause the Fund’s rights with respect to securities held by the Trustee or the QFII Custodian to be delayed or limited.

The majority of the cash held by the Fund is deposited with Bank of Communications Co., Ltd and The Hongkong and Shanghai Banking Corporation Limited (the “banks”). Bankruptcy or insolvency of the banks may cause the Fund’s rights with respect to the cash held by the banks to be delayed or limited. The Fund monitors the credit rating of the banks on an ongoing basis.

The carrying amounts of financial assets best represent the maximum credit risk exposure at the date of the statement of assets and liabilities.

At both 31 March 2011 and 2010, there were no significant concentrations of credit risk to counterparties except to the Trustee, the QFII Custodian and the banks.

(c)                  Liquidity risk

Liquidity risk is the risk that the Fund will encounter difficulty in meeting obligations arising from its financial liabilities that are settled by delivering cash or another financial asset, or that such obligations will have to be settled in a manner disadvantageous to the Fund.

The Fund’s policy to manage liquidity is to have sufficient liquidity to meet its liability without incurring undue losses or risking damage to the Fund’s reputation.

The Fund’s equity investments are considered to be readily realisable under normal condition as they are all listed on stock exchanges in Hong Kong or the PRC.

The Fund has one class of units in issue which is not redeemable by the unitholders. All financial liabilities are repayable on demand or have contractual maturities of less than three months. At both 31 March 2011 and 2010, there were no significant exposures to liquidity risk for the Fund.

(d)                 Capital management

At 31 March 2011, the Fund had $3,520,104,901 (2010: $3,403,444,993) of capital classified as equity.

The Fund’s objective in managing the capital is to ensure a stable and strong base to maximise returns to all investors. The Manager manages the capital of the Fund in accordance with the Fund’s investment objectives and policies stated in the Trust Deed.

There were no changes in the policies and procedures during the year with respect to the Fund’s approach to its capital management.

The Fund is not subject to externally imposed capital requirements.

Notes to the financial statements

For the year ended 31 March 2011

12                  Fair value information

The Fund’s financial instruments are measured at fair value on the date of statement of assets and liabilities. Fair value estimates are made at a specified point in time, based on market conditions and information about the financial instruments. Usually, fair values can be reliably determined within a reasonable range of estimates. For certain other financial instruments, including dividend and other receivables, taxation, amounts payable on purchase of investments, accrued expenses and other payables, the carrying amounts approximate fair values due to the immediate or short-term nature of these financial instruments.

Valuation of financial instruments

The Fund’s accounting policy on fair value measurements is detailed in significant accounting policy in note 2(c)(iv).

The Fund measures fair values using the three levels of fair value hierarchy defined in HKFRS 7, Financial Instruments: Disclosures, with the fair value of each financial instrument categorised in its entirety based on the lowest level of input that is significant to that fair value measurement. The levels are defined as follows:

•                          Level 1: Quoted market price (unadjusted) in an active market for an identical instrument.

•                          Level 2: Valuation techniques based on observable inputs, either directly (i.e. as prices) or indirectly (i.e. derived from prices). This category includes instruments valued using: quoted market prices in active markets for similar instruments; quoted prices for identical or similar instruments in markets that are considered less than active; or other valuation techniques where all significant inputs are directly or indirectly observable from market data.

•                          Level 3: Valuation techniques using significant unobservable inputs.

All investments held by the Fund are listed on stock exchanges of Hong Kong or the PRC, their fair values are based on quoted market price in active markets.

The following analyses financial instruments measured at fair value at 31 March 2011 and 2010 by the level in the fair value hierarchy into which the fair value measurement is categorised.

	2011
	Level 1	Total
	HK$	HK$

Listed equities	3,453,504,294	3,453,504,294

	2010
	Level 1	Total
	HK$	HK$

Listed equities	3,307,881,739	3,307,881,739

There were no significant transfers of financial instruments between fair value hierarchy levels during the year.

13                  Segment information

The Manager makes the strategic resource allocation on behalf of the Fund and has determined the operating segments based on the internal reports reviewed which are used to make strategic decisions.

Notes to the financial statements

For the year ended 31 March 2011

13                  Segment information (continued)

The Manager considers that the Fund has one single operating segment based on one single and integrated investment strategy by investing in the securities of companies listed in Hong Kong or listed elsewhere and having substantial business or operations in Hong Kong and the PRC as stipulated in the Trust Deed. There were no changes in the operating segment during the year.

All revenues generated from listed equities by the Fund are disclosed in note 4. The segment information provided to the Manager is the same as that disclosed in the statement of comprehensive income and statement of assets and liabilities.

The Fund is domiciled in Hong Kong. All of the Fund’s income from investments is from equities listed in Hong Kong and the PRC.

14                  Possible impact of amendments, new standards and interpretations issued but not yet effective for the annual accounting year ended 31 March 2011

Up to the date of issue of these financial statements, the HKICPA has issued certain amendments, new standards and interpretations which are not yet effective for the year ended 31 March 2011 and which have not been adopted in these financial statements.

Of these developments, the following relates to matters that may be relevant to the Fund’s operations and financial statements:

Effective for
accounting periods
beginning on or after

HKFRS 9, Financial instruments	1 January 2013

Improvements to HKFRSs 2010	1 July 2010 or 1 January 2011

The Fund is in the process of making an assessment of what the impact of these amendments is expected to be in the period of initial application. So far it has concluded that the adoption of them is unlikely to have a significant impact on the Fund’s results of operations and financial position.

Investment portfolio

As at 31 March 2011

	HSBC China Dragon Fund
	Holdings	Market value	% of total net assets attributable to unitholders
		HK$

Equities

Listed investments

The People’s Republic of China

Anhui Conch Cement Co Ltd — A Share	1,783,300	85,866,023	2.44
Beijing SL Pharmaceutical Co Ltd — A Share	1,052,022	62,359,910	1.77
Chengdu B-ray Media Co Ltd — A Share	1,618,030	32,258,439	0.92
Chenzhou Mining Group Co Ltd — A Share	542,100	25,683,747	0.73
China CNR Corp Ltd — A Share	2,859,600	25,093,186	0.71
China International Marine Containers Group Co Ltd — B Share	669,645	11,584,858	0.33
China Merchants Bank Co Ltd — A Share	7,006,023	117,133,277	3.33
China Railway Erju Co Ltd — A Share	2,023,700	24,462,452	0.70
China Sinoma International Engineering Co Ltd — A Share	594,500	30,735,930	0.87
China United Network Communications Ltd — A Share	5,114,000	34,552,468	0.98
CITIC Securities Co Ltd — A Share	4,183,700	69,301,211	1.97
Fuyao Group Glass Industries Co Ltd — A Share	1,707,500	24,107,304	0.69
Gemdale Corp — A Share	3,841,500	30,972,530	0.88
Gezhouba Co Ltd — A Share	1,577,800	21,995,109	0.62
Guizhou Panjiang Refined Coal Co Ltd — A Share	763,705	32,455,882	0.92
Huaxin Cement Co Ltd — A Share	465,900	27,827,025	0.79
Hubei Fuxing Science and Technology Co Ltd — A Share	2,124,600	32,897,345	0.93
Industrial Bank Co Ltd — A Share	966,400	32,934,031	0.94
Inner Mongolia Baotou Steel Rare-Earth Hi Tech Co Ltd — A Share	407,700	42,282,434	1.20
Inner Mongolia Yili Industrial Group Co Ltd — A Share	575,800	23,615,659	0.67
Inner Mongolia Yitai Coal Co Ltd — B Share	128,200	7,006,535	0.20
Jiangsu Yangnong Chemical Co Ltd — A Share	515,500	16,931,168	0.48
Jizhong Energy Resources Co Ltd — A Share	952,205	52,745,836	1.50
Luzhou Laojiao Co Ltd — A Share	949,597	50,256,015	1.43
Mesnac Co Ltd — A Share	1,673,317	48,044,159	1.37
Ping An Insurance (Group) Co of China Ltd — A Share	970,900	57,020,982	1.62
Qingdao Haier Co Ltd — A Share	1,317,300	44,079,003	1.25
Rongxin Power Electronic Co Ltd — A Share	202,254	9,058,888	0.26
SANY Heavy Industry Co Ltd — A Share	1,736,300	57,563,376	1.64
Shanghai International Airport Co Ltd — A Share	2,446,100	39,385,828	1.12
Shanghai Pudong Development Bank Co Ltd — A Share	5,040,831	81,464,114	2.31
Shantui Construction Machinery Co Ltd — A Share	1,233,600	32,797,031	0.93
Shanxi Lu’an Environmental Energy Development Co Ltd — A Share	427,400	33,119,797	0.94
Suning Appliance Co Ltd — A Share	2,044,200	31,142,690	0.88
Suzhou Gold Mantis Construction Decoration Co Ltd — A Share	654,762	32,382,066	0.92
Xinjiang Ba Yi Iron & Steel Co Ltd — A Share	2,141,900	36,624,167	1.04
Yantai Changyu Pioneer Wine Co Ltd — B Share	71,200	5,433,272	0.15
Yantai Moon Co Ltd — A Share	2,813,127	66,941,145	1.90
Yantai Wanhua Polyurethanes Co Ltd — A Share	1,822,670	53,804,085	1.53
Yunnan Chihong Zinc & Germanium Co Ltd — A Share	596,500	25,704,165	0.73
Zhejiang Jinggong Science & Technology Co Ltd — A Share	225,100	16,374,142	0.47
Zhejiang Longsheng Group Co Ltd — A Share	1,811,900	24,096,742	0.68
ZTE Corp — A Share	303,500	10,807,898	0.31

		1,620,901,924	46.05

Investment portfolio

As at 31 March 2011

	HSBC China Dragon Fund
			% of total net assets attributable to
	Holdings	Market value	unitholders
		HK$

Equities

Listed investments

Hong Kong

Agricultural Bank of China — H Share	7,163,000	31,445,570	0.89
Air China Ltd — H Share	828,000	5,945,040	0.17
Anhui Conch Cement Co Ltd — H Share	1,076,000	52,401,200	1.49
Bank of China Ltd — H Share	26,178,900	113,092,848	3.21
BBMG Corp — H Share	1,150,000	14,651,000	0.42
Belle International Holdings Ltd — H Share	2,188,000	31,113,360	0.88
Boer Power Holdings Ltd — H Share	139,000	1,153,700	0.03
Brilliance China Automotive Holdings Ltd — H Share	3,404,000	26,517,160	0.75
Changsha Zoomlion Heavy Industry Science and Technology Development Co Ltd — H Share	333,200	6,630,680	0.19
China BlueChemical Ltd — H Share	120,000	762,000	0.02
China Communications Construction Co Ltd — H Share	3,316,000	24,538,400	0.70
China Construction Bank Corp — H Share	22,350,160	162,709,165	4.62
China Life Insurance Co Ltd — H Share	2,073,000	60,635,250	1.72
China Mobile Ltd — H Share	830,000	59,428,000	1.69
China National Building Material Co Ltd — H Share	1,600,000	45,600,000	1.30
China Netcom Technology Holdings Ltd — H Share	32,145,000	10,286,400	0.29
China Oilfield Services Ltd — H Share	518,000	9,044,280	0.26
China Pacific Insurance Group Co Ltd — H Share	645,600	20,982,000	0.60
China Petroleum & Chemical Corp — H Share	5,394,000	41,965,320	1.19
China Resources Cement Holdings Ltd — H Share	5,122,000	39,285,740	1.12
China Resources Enterprise Ltd — H Share	420,000	13,251,000	0.38
China Resources Power Holdings Co Ltd — H Share	578,000	8,658,440	0.25
China Shenhua Energy Co Ltd — H Share	1,155,000	42,215,250	1.20
China Shipping Container Lines Co Ltd — H Share	1,271,000	3,927,390	0.11
China State Construction International Holdings Ltd — H Share	3,886,000	27,590,600	0.78
China Telecom Corp Ltd — H Share	6,468,000	30,593,640	0.87
China Unicom Hong Kong Ltd — H Share	4,212,000	54,334,800	1.54
CNOOC Ltd — H Share	7,319,000	143,745,160	4.08
COSCO Pacific Ltd — H Share	552,000	8,103,360	0.23
Dah Chong Hong Holdings Ltd — H Share	935,000	8,153,200	0.23
Evergrande Real Estate Group Ltd — H Share	3,133,000	13,377,910	0.38
Fushan International Energy Group Ltd — H Share	3,162,000	17,643,960	0.50
GCL Poly Energy Holdings Ltd — H Share	6,678,000	31,920,840	0.91
Gome Electrical Appliances Holdings Ltd — H Share	6,810,000	18,523,200	0.53
Great Wall Motor Co Ltd — H Share	1,961,000	28,199,180	0.80
Greatview Aseptic Packaging Co Ltd — H Share	792,000	3,944,160	0.11
Haier Electronics Group Co Ltd — H Share	1,992,000	17,390,160	0.49
Huaneng Power International Inc — H Share	1,128,000	5,121,120	0.15
Industrial and Commercial Bank of China — H Share	21,789,245	140,540,630	3.99
International Mining Machinery Holdings Ltd — H Share	1,374,500	9,346,600	0.27
Intime Department Store Group Co Ltd — H Share	1,937,000	20,338,500	0.58

Investment portfolio

As at 31 March 2011

	HSBC China Dragon Fund
	Holdings	Market value	% of total net assets attributable to unitholders
		HK$

Equities

Listed investments

Hong Kong (continued)

Jiangxi Copper Co Ltd — H Share	1,537,000	39,808,300	1.13
Kunlun Energy Co Ltd — H Share	2,280,000	28,180,800	0.80
KWG Property Holding Ltd — H Share	1,852,500	11,578,125	0.33
Luk Fook Holdings International Ltd — H Share	358,000	8,234,000	0.23
Orient Overseas International Ltd — H Share	111,500	9,098,400	0.26
PetroChina Co Ltd — H Share	8,014,000	94,404,920	2.68
Ping An Insurance (Group) Co of China Ltd — H Share	330,500	26,010,350	0.74
Shandong Weigao Group Medical Polymer Co Ltd — H Share	264,000	5,847,600	0.17
Shenguan Holdings Group Ltd — H Share	858,000	7,764,900	0.22
Sino Prosper Holdings Ltd — H Share	34,080,000	14,824,800	0.42
Sinopec Shanghai Petrochemical Co Ltd — H Share	4,032,000	14,716,800	0.42
Tencent Holdings Ltd — H Share	337,000	63,659,300	1.81
Weichai Power Co Ltd — H Share	227,000	10,646,300	0.30
Yanzhou Coal Mining Co Ltd — H Share	2,116,000	59,565,400	1.69
Zhejiang Expressway Co Ltd — H Share	1,594,000	11,301,460	0.32
Zhuzhou CSR Times Electric Co Ltd — H Share	153,000	4,521,150	0.13

		1,815,268,818	51.57

United States of America

Sina Corp	20,800	17,333,552	0.49

Total investments
(Total cost of investments: $3,070,486,313)		3,453,504,294	98.11

Other net assets		66,600,607	1.89

Total net assets attributable to unitholders		3,520,104,901	100.00

Statement of movements in portfolio holdings

For the year ended 31 March 2011

	% of total net asset
	attributable to unitholders
	2011	2010

Equities	98.11	97.19

Total investments	98.11	97.19
Other net assets	1.89	2.81

Total net assets attributable to unitholders	100.00	100.00

Performance table

For the year ended 31 March 2011

(a)                 Total net asset value

Year/period end

31 March 2011	HK$	3,520,104,901
31 March 2010	HK$	3,403,444,993
31 March 2009	HK$	2,281,953,432
31 March 2008	HK$	3,370,192,394

(b)                 Total net asset value per unit

Year/period end

31 March 2011	HK$	9.86
31 March 2010	HK$	9.15
31 March 2009	HK$	6.14
31 March 2008	HK$	9.06

(c)                  Net asset value per unit record

The Fund is a closed-ended fund listed on The Stock Exchange of Hong Kong Limited and no unitholders may demand redemption of their units. In general, closed-ended funds may trade on the exchange at a discount or at a premium to their net asset value. There is no assurance that the units will be traded at a price that is equal to the net asset value. As the market price of the units may be determined by factors such as the net asset value and market supply and demand for the units, there is a risk that the units will be traded at a discount to its net asset value. In times of market disruption or when there is an insufficient number of buyers and/or sellers of the units, the bid/ask spread of the market price of the units may widen significantly.

	Net asset value per unit
Year	Lowest	Highest
	HK$	HK$

2011	7.91	10.52
2010	6.22	9.70
2009	4.12	10.22
20 June 2007 (date of inception) to 31 March 2008	8.62	13.94

Administration and management

Directors of the Manager	Manager

Executive Directors:	HSBC Global Asset Management (Hong Kong) Limited
LAM Po Yee	HSBC Main Building
EBRAHIM Ayaz Hatim	1 Queen’s Road Central
(appointed on 1 October 2010 and resigned on 13 May 2011)	Hong Kong
BERRY Stuart Glenn (appointed on 1 February 2011)
MUNRO Joanna Mary (appointed on 11 May 2011)	Investment Advisor (Resigned with effect from
KOO Julie J (appointed on 27 June 2011)	1 January 2011)
APENBRINK Rudolf Eduard Walter (resigned on 1 October 2010)
STOKES Edmund Richard (resigned on 19 May 2011)	Halbis Capital Management (Hong Kong) Limited
CONXICOEUR Patrice Pierre Henri (resigned on 27 June 2011)	HSBC Main Building
1 Queen’s Road Central
Non-Executive Directors:	Hong Kong
CHEANG Wai Wan Louisa
FLINT John Michael
FRIED David Lawrence	QFII Custodian
LEUNG Wing Cheung William
McCOMBE Mark Seumas	Bank of Communications Co., Ltd
PACTON Olivier	188, Yin Cheng Zhong Road
HARVEY-SAMUEL Guy Daniel (appointed on 1 September 2010)	Shanghai 200120
LEECH Paul Ernest (resigned on 1 September 2010)	The People’s Republic of China
COVERDALE John Edward (resigned on 31 January 2011)
Auditor

Trustee	KPMG
Certified Public Accountants
HSBC Institutional Trust Services (Asia) Limited	8th Floor, Prince’s Building
HSBC Main Building	10 Chater Road
1 Queen’s Road Central	Central
Hong Kong	Hong Kong

Registrar and Processing Agent

Computershare Hong Kong Investor Services Limited
Shop 1712-1716, 17th Floor
Hopewell Centre
183 Queen’s Road East
Wanchai, Hong Kong